Joseph Gunnar & Co., LLC

1000 RXR Plaza

Uniondale, New York 11556

February 12, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, DC 20549

Re:	Capstone Holding Corp.
Registration Statement on Form S-1 (Registration No. 333-284105)
Concurrence in Acceleration Request

Ladies and Gentlemen:

Joseph Gunnar & Co., LLC (“Joseph Gunnar”), as representative of the underwriters for the referenced offering, hereby concurs in the request by Capstone Holding Corp. that the effective date of the above-referenced registration statement be accelerated to 4:30 p.m. (Eastern Time), or as soon as practicable thereafter, on February 14, 2025, pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”). Joseph Gunnar affirms that it is aware of its obligations under the Securities Act in connection with this offering.

Very truly yours,

Joseph Gunnar & Co., LLC

By:	/s/ Stephan A. Stein
	Name:	Stephan A. Stein
	Title:	President